RECEIVED
2004 JUN 10 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LEGAL PAPERS

SUPPL

Electric Interconnection SA ESP

~~Interconexión Eléctrica S.A. E.S.P.~~

American Depositary Receipts (Level I)

PROCESSED

June 2004

JUN 21 2004

THOMSON FINANCIAL

Submission Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended

File No. ~~82-34774~~
82-34786

04030863

SIDLEY AUSTIN BROWN & WOOD LLP
787 SEVENTH AVENUE
NEW YORK, N.Y. 10019

dlw 6/21

SIDLEY AUSTIN BROWN & WOOD LLP

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www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
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SHANGHAI
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WRITER'S DIRECT NUMBER

WRITER'S E-MAIL ADDRESS

June 8, 2004

BY HAND

Office of International Corporate Finance
Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of April and May of Year 2004 – "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Document dated April 19, 2004 from the National Council for Economic and Social Policy – CONPES regarding the approved strategy to carry out a program for asset profiting and divestiture of holdings owned by the state in public and private companies, including the Issuer.

3. Document dated April 22, 2004 regarding the decision of the Administrative Tribunal of Antioquia, dated April 14, 2004 in connection with the 024179 claim for nullity and redress by Chivor S.A. E.S.P. against the State (Ministry of Mines and Energy), the Energy and Gas Regulatory Commission and the Issuer.

4. Press Release dated April 20, 2004 regarding the financial results of the Issuer for the first quarter ended March 31, 2004.

5. Document from the Issuer providing an update on the state of claims for nullity and redress against the State (Ministry of Mines and Energy), the Energy and Gas Regulatory Commission and the Issuer, in its capacity as administrator of the Commercial Settlement System, by traders of energy in the Wholesale Energy Market.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,

Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente

OTHER RELEVANT INFORMATION FILED IN COLOMBIA

BETWEEN APRIL 01 AND MAY 31, 2004

Other Relevant Information

Records found: 14

Entity: INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
12/05/2004	08:54:51	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during April of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
10/05/2004	11:53:30	Issuer's control issues	CONPES approved divestiture of the Nation's holdings in public and private companies, among them, its participation in ISA which today equals 59.299%. In order to expand information regarding the issue, attached is Conpes Document 3281 of April 19, 2004.	See attachment 1
22/04/2004	10:40:58	Issuer's legal issues	Decision of Administrative Court of Antioquia in 024719 nullity and redress claim by Chivor S.A E.S.P. against the State (Ministry of Mines and Energy), CREG and ISA, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge).	See attachment 2
22/04/2004	07:27:38	Earnings or losses project approved by the	First dividend payment will take place today. After approval by the Stockholders' Meeting of distribution of earnings and reserves totaling $92,193 million, $24 will be paid to each	N/A

		Stockholders' Meeting	of the 960,341,683 outstanding common shares.	
21/04/2004	18:51:00	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia Project's EPC Agreement, guarantee (Effective 18/08/2004) for US$2,535,515.13 was posted to secure payment by ISA Bolivia to PROCABLES S.A., a supplier of conducting cable.	N/A
21/04/2004	18:47:17	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia Project's EPC Agreement, guarantee (Effective 02/11/2004)) for US$2,535,515.13 was posted to secure payment by ISA Bolivia to CENTELSA S.A., a supplier of conducting cable.	N/A
20/04/2004	19:26:08	Notices published by the corporation	For the first quarter, ISA exhibits once again financially sound figures with net income at $13,607 million. Attached is a press release regarding financial results for the end of the first quarter of 2004.	See attachment 3
06/04/2004	19:07:15	Issuer's legal issues	Attached is an update of the state of Nullity and Redress Claims against the State (Ministry of Mines and Energy), CREG and ISA, the latter in its capacity as Administrator of the Commercial Settlement System (ASIC), regarding application of CREG Resolutions.	See attachment 4

(2)

Attachment 1

Conpes Document 3281

National Council for Economic and Social Policy –CONPES

Republic of Colombia

National Planning Department

STRATEGY TO CARRY OUT A PROGRAM FOR ASSET PROFITING AND DIVESTITURE OF HOLDINGS OWNED BY THE STATE AND ITS ORGANISMS IN PUBLIC AND PRIVATE COMPANIES.

MHCP DNP: DDE

Approved version

Bogotá D.C., April 19, 2004

This document submits for CONPES consideration a strategy to profit from public resources. The proposed strategy seeks:

1. To advance the recovery process of public finances. Under current circumstances, it is necessary to decrease debt service of costly assets whose payment flows produce direct negative impact on fiscal deficit. Accordingly, it is unadvisable for the Government to keep in its balance sheets or in those of its entities, assets that have low or negative returns, or that do not coincide with their institutional mission.

   The asset profiting and divestiture strategy seeks to decrease liabilities through assets liquidation or sale, seeking to effectively reduce fiscal deficit with permanent effect in the medium term.

2. To further the program of democratization of stock ownership as part of the current administration's ongoing policy of construction of a country of proprietors.

3. To strengthen the capital market given the current existence of enough resources and conditions to widen investors' alternatives, whether institutional or otherwise.

4. To focus the State and its limited public resources on activities established by the Political Constitution as duties of the Welfare State[1]. It is therefore necessary for the public sector to give up such activities and entities where its participation is not required by means of risk capital, and concentrate instead its resources on social investment.

5. To support with new resources the regional development projects of territorial entities where the core activities of companies, whose shares are to be divested of, are located. [2]

I. BACKGROUND

Fiscal goals

Committed to lower fiscal deficit, CONFIS approved as fiscal goal for 2004 a projected GDP deficit of 2.5% for the consolidated public sector (SPC). This figure

[1] "Article 1 of the Constitution defines the Colombian State as a *de jure* legal and social State; hence, it has the duty of protecting the weaker and more vulnerable population groups (Article 13), and granting an important catalog of economic, social and cultural rights (Articles 45, 46, 47, 48, 49, 50, 51, 52, 65, 66, 67, 70 and 71). Additionally, the Constitution gives unquestionable priority to social spending (Article 350) and imposes social duties to public authorities (Article 366), among others". Constitutional Court, Judgment T-1083 of 2000, MP and SU-111 of 1997, MP. Eduardo Cifuentes Muñoz

[2] Article 23 of Law 226 of 1995 provides that Government shall invest ten percent of net product resulting from transfer of shares and convertible bonds, with the exception of those of financial institutions, in the execution of regional development projects in the same territorial, state or district entity where the core activity of the company whose shares are to be divested is located.

supposes a GDP balance of 2.5% for the non-financial public sector (SPNF), a surplus for the Central Bank and Fogafin of 0.3% and 0.1% respectively, plus a cost of financial sector restructuring by the central Government of 0.4% (see table).

Table 1: Consolidated Public Sector's Fiscal Balance

Balances	Billions of pesos		GDP%	
	2003	2004	2003	2004
1. Non-financial Public Sector	-7,062	-6,331	-3.1	-2.5
Central Government	-11,865	-13,202	-5.2	-5.3
Decentralized Sector	4,803	6,871	2.1	2.8
2. Central Bank's Quasi-fiscal Balance	1,244	831	0.5	0.3
3. Fogafin's Balance	427	342	0.2	0.1
4. Cost of Financial Restructuring	-983	-941	-0.4	-0.4
Housing Law	-381	-357	-0.2	-0.1
Caja Agraria Liquidation	-121	-143	-0.1	-0.1
State Banks Capitalization	-481	-442	-0.2	-0.2
CONSOLIDATED PUBLIC SECTOR	**-6,375**	**-6,100**	**-2.8**	**-2.5**

Source: CONFIS

It is important to highlight the policy's positive medium-term effect on fiscal results as well as its decisive impact on economic growth and income distribution, particularly when considering issues such as exhaustion of ISS reserves and decreased oil revenues that jeopardize public finances, making ever more relevant the promotion of a strategy whose fiscal effect transcends current year.

The Financial Plan ensures compliance with fiscal goals that, in the medium term, result in a sustainable public debt level and give continuity to the fiscal adjustment program initiated by former administrations.

Compliance with goals set has demanded a series of fiscal adjustment measures, among them:

- Realization of assets worth 1% of GDP minimum.[3]

- Continuation with the policy of decreased public spending, cutting Central Government expenditures by 0.2% of GDP.

- Obtain acknowledgement of ISS resources equivalent to additional 0.1% of GDP.

[3] Taking into account the deficit results of certain investments, capital de-accumulation must produce surplus.

- Increased collection by DIAN (Tax Authority) totaling 0.1% of GDP.

Particularly, the measure for asset profiting and exchange contributes to the solution of the fiscal problem existing at Government's balance sheet level by attaining three objectives:

- Deficit reduction in 2004 by effect of special revenues.

- Permanent effect from debt service reduction produced in turn by a decline in debt level.

- Rational redistribution and optimization of the State's assets management, particularly considering that it is more expensive to keep certain investments than to apply such resources to activities that are currently financed with public debt or, alternatively, to non-financed liabilities such as pensions.

Quantification of such an operation is part of the new methodology of the IMF Public Finances Statistics Handbook 2001 aimed at a more accurate assessment of the Government's fiscal position in order to apply adequate measures that ensure medium-term fiscal sustainability. Specifically, the methodology proposes to leave aside traditional deficit measurement, stressing instead, Government's balance sheet analysis.

The Entrepreneurial State

The lack of regulatory framework to promote private investment in certain economic sectors, the reduced size of the financial market, as well as its low depth and liquidity, and the prevailing notion of the importance for economic development and growth of direct State intervention, were the reasons behind the public policy of the Entrepreneurial State. Accordingly, the National Government created and consolidated a structure of financial, agricultural, manufacturing and services companies, directly or indirectly ascribed to the different Ministries or Administrative Departments.

National Government's participation in financial private entities was intended as a measure to recover their viability through capitalization and restructuring operations. Public action in this matter has been justified as it abolishes the possibility of a financial sector's systemic crisis and resulting increased fiscal costs.

As a consequence of the change in the State model undertaken during the 90's, public action has focused on planning, regulation and control of the provision of goods and services. Accordingly, the National Government started a process of private investment participation in service and infrastructure provision aimed at: (i) improving efficiency in construction and operation of projects and services; (ii) promoting competition and guaranteeing public utilities continuity; (iii) eliminating

fiscal pressure generated by public sector financing and operation of projects and services; (iv) directing fiscal resources to social investment; (v) increasing foreign investment flows; (vi) fostering ownership democratization[4] and capital market development; (vii) limiting the State to activities favoring public interest and social development; and (viii) obtaining resources to finance public spending.

Fresh resources obtained from private capital participation have benefited: (i) the territorial entities, by providing them with additional funds for infrastructure investments and social development; (ii) the companies, by providing them with financing to guarantee service continuity and expansion; (iii) the State, by reducing fiscal pressure created by financial support to public ownership of companies; and (iv) the market, by improving service quality and competitiveness.

These processes have also permitted the arrival to the market of new companies through the participation of strategic investors.[5] Additionally, when State's assets or companies have been sold, the participation of workers and cooperatives and other non-profit institutions has been significant, whereas that of institutional investors has not been as relevant.

So far, sales have been part of sector policies and do not conform to an articulate decision for the general management of stakes held by State entities.

[4] As provided by Article 60 of the National Constitution.
[5] The exception being ISA's capitalization process.

The Attachment lists by sector the processes conducted during the last ten years and their most significant impact.

II. CURRENT SITUATION.

1. A description of participations

The State continues to participate, whether directly, through Ministries and Administrative Departments, or indirectly, through State industrial and commercial enterprises and mixed-ownership corporations.

In some cases, participations allow direct control over companies, and only exceptionally, are they part of a strategic goal that warrants public sector involvement. Most participations do not allow for controlling the issuer and there is no valid justification to keep on indefinitely compromising public funds in such assets.

It should be noted that financial sector companies still hold stakes in other public or private entities despite the fact that the Financial System's Organic Statute (EOSF) orders banking institutions to keep shareholdings in their affiliates, only.[6] Likewise, financial institutions in liquidation, have the need to carry on with the process and

repay their liabilities, for which they also need to divest themselves of their current holdings.

Information supplied by Fogafin, the National General Accounting Office, some Ministries, and Ecopetrol, shows significant amounts currently invested by entities and ministries exceeding $24 trillion pesos.

Table 2. Shareholding by Economic Sector

Book values as of 31-12-03

In millions of Colombian pesos

Sector	**Amount**
ENERGY	15,438
FINANCIAL	4,055
COMMUNICATIONS	2,327
LOGISTIC (Wholesale markets, mail, diagnosis centers)	2,254
INDUSTRY	39
AGRICULTURAL	10
OTHER	6
TOTAL	**24,128**

[6] Article 110 of EOSF.

Source: National General Accounting Office and Ministry of Agriculture

A large percentage of shareholdings is distributed among numerous State institutions, either operational or in liquidation, that to date, have not executed any share divestiture due to the following reasons:

- Lack of an integral policy to coordinate asset divestitures.
- Asset divestitures take long time and involve considerable costs.
- Since public managers have easier-to-realize fund sources, they do not give priority to the optimization of public assets they are in charge of.
- As for minority investments, no conditions exist for individual entities to divest themselves of shareholdings on their own initiative.

2. Ongoing asset divestiture programs

Participations of the Ministries of Finance and Public Credit (MHCP) and Mines and Energy in the following companies are currently under divestiture process:

Table 3. Status of Ongoing Programs

COMPANY	STATUS

Ecogas	Hiring of counselor
Bancafé	Strategy redefinition
Fiduciaria FES	New offer pending
Interbanco	Program structuring
Financial institutions in liquidation or gradual winding-up (IFI, BCH, Caja Agraria and Banestado)	Being carried independently

The National Government intends to start shortly divestiture programs of participations in the following companies:

- ISA
- Electricity distribution companies
- Granahorrar
- Cattle Promotion Funds
- ECOPETROL's participations

- Assets received by the Ministry of Finance and Public Credit (MHCP) from the Industrial Promotion Institute (IFI).
- Minority participation in various economic sectors.

3. Legal framework for divestiture programs

Article 60 of the Political Constitution provides that "the State shall promote, in compliance with the Law, access to ownership. When the State is to divest itself of its participation in a company, it shall take measures leading to democratization of stock ownership and shall offer its workers, cooperatives and other non-profit institutions, and workers associations, special terms for gaining access to such shares."

Sale formulas for Ministries and operational entities were established by Law 226 of 1995. The Privatization Law provided that the sale of State holdings in a company shall be conducted by offering special terms and loans to cooperatives and other non-profit institutions, and workers. Later on, the Constitutional Court established that the sale should be conducted in two stages, the first one for the above-mentioned persons, and the second, for the general public, under price bidding mechanisms.

Additionally, said Law established that 10 percent of the sale's product shall be invested by the National Government in execution of regional development projects in the same territorial, state or district entity where the core activity of the company whose shares were to be divested of was located; financial institutions being excluded from this regulation.

It is necessary to note, that according to Opinion of the Conseil d'Etat, record No. 1513, received by the Ministry of Finance and Public Credit on October 9, 2003 and January 30, 2004, entities in liquidation are not subject to the provisions of Law 226 of 1995, since their priority shall be to repay their creditors, reason why they are allowed to conduct sales without granting special terms to any particular agent.

IV. POLICY PROPOSAL FOR INTEGRAL MANAGEMENT OF ASSETS TO BE DIVESTED OF BY STATE ENTITIES.

A coordinated strategy is proposed to include all ministries and administrative departments as well as their ascribed and related entities. The strategy shall determine assets subject to profiting and divestiture, and subsequently, structure and carry out corresponding programs.

In addition to contributing to fiscal recovery, once the sales have been completed, Ministries that take active participation in such programs can obtain additional funding from the National Budget to partially finance their investment requirements.

When necessary, the National Government will be aided by a State organism specialized in project management and investment banking that will carry out the programs with its own technical resources or through specialized firms so that appraisal, structuring and sale activities are carried out by one single body.

The proposed scheme would bring about time and cost savings allowing concentration of sale promotion efforts on one single agent. Additionally, the definition of an integral policy would allow adequate coordination and follow-up since all programs could be simultaneously managed.

Given that the Financial Fund for Development Projects (FONADE) has recently undergone a restructuring process to focus its activities on project management and investment banking consulting, and given that it has the necessary legal, technical and financial resources to support the divestiture of public assets, it is, in our opinion, the right entity to carry out the strategy.

V. DIVESTITURE PROGRAMS ACTION PLAN

Before conducting any divestiture of public assets the following should be carried out:

1. Entrust the strategy coordination to the Ministry of Finance and Public Credit (MHCP) and the National Planning Department (DNP), and establish the Committee for Public Asset Profiting (CAAP) with the following members:

   - A permanent representative of the Presidency of Colombia
   - A permanent representative of the MHCP
   - A permanent representative of the DNP
   - A representative of the Ministries and Administrative Departments of which the assets subject to divestiture are directly or indirectly part of.

   CAAP's functions will be:

   - To define when is necessary to carry out the program through the proposed action plan.
   - To coordinate with involved entities the workflow charts and program development.
   - To agree with other public or private shareholders with stakes in entities to be divested of, in order to make them part of the program.

- To present for CONPES consideration new proposals for profiting from public resources through divestiture, liquidation or disinvestment of organisms with committed public resources.
- To monitor FONADE's activities.

2. To entrust FONADE with the program whenever: (i) State organisms lack the necessary administrative, financial or technical resources to carry out the divestiture; (ii) it is deemed convenient to group minority participations in several entities into one single program; (iii) execution by FONADE appears to be more functional. Ministries, Administrative Departments and ascribed or related entities shall subscribe the necessary agreements with FONADE under which the latter commits to carry out the following activities:

   - To prepare financial and legal viability studies required to commence the divestiture program.
   - To propose the shares packages susceptible of divestiture.
   - When necessary, to administer shares packages under commission from their owners in order to carry out their divestiture.
   - To appraise shares susceptible of divestiture.
   - To classify by sector and investor type the shares to be divested of.
   - To submit to the National Government the results of the appraisal process and the best alternatives for divestiture.
   - To accompany and support the National Government in the sale process.

Services provided by FONADE shall be compensated through fees charged to the shares actually divested of.

3. FONADE shall act as CAAP's technical secretary and shall present monthly reports on program advancement.

4. Based on FONADE and CAAP's results, MHCP and DNP shall present CONPES a specific divestiture strategy,

   The program would refer exclusively to shares susceptible of divestiture in the market. Shares of improbable sale shall be kept temporarily in the balance sheets of the entities who own them, and a proposal for their management and divestiture or liquidation shall be presented for CONPES consideration

5. The referred program constitutes an initial stage; accordingly, CAAP shall submit periodical advancement reports including new proposals for profiting from State's assets to be executed during current administration.

VI. RECOMMENDATIONS

The Ministry of Finance and Public Credit and the National Planning Department recommend CONPES:

1. To adopt the proposed strategy for public assets profiting and divestiture.

2. To request MHCP and DNP to establish and coordinate the committee defined in the action plan.

3. To request MHCP and CONFIS to determine the best use of resources from divestitures in order to reduce debt commitments and their cost.

4. To request DNP to carry out through FONADE's Board of Directors the necessary actions for FONADE to comply with the tasks entrusted to it as part of the proposed strategy.

5. To request the Ministries and Administrative Departments to designate an officer in charge of presenting to the Coordination Committee an inventory of holdings and investments subject to profiting and divestiture as well as to participate in their monitoring.

6. To request MHCP and DNP to submit to CONPES, within 90 days, a proposal with participations to be divested of, as well as to identify other State's resources committed to companies' capital, funds or entities, whose cost/benefit ratio justifies their disinvestment in order to optimize their use in fiscal recovery.

7. To request organisms currently carrying out divestiture programs to continue with them and to report to CONPES their progress through the proposed Committee.

8. To focus FONADE's activities on project management and investment banking and to discontinue lending activities.

9. To request MHCP and DNP, in coordination with regulatory and control organisms, to review current regulations in order to give effectiveness to divestiture programs providing flexible mechanisms for appraisal and offers to cooperatives and other non-profit institutions.

10. To request State financial institutions such as Banco Agrario de Colombia, Bancafé and Granahorrar to support the program of asset divestiture by acting as distributors of the public offer.

11. To request discount banking and State first-floor financial institutions to offer credit facilities in order to promote citizen participation in the program.

ATTACHMENT

1. Power Sector: Programs for participation of private capital in the power sector have provided funds for financial recovery and execution of infrastructure works by the National Government and territorial entities. Additionally, improved service to public utilities users, increased competitiveness, and generally, increased efficiency, have been attained. (See table 1).

Table 1. Private capital in the power sector

Company	**Private capital invested US$ millions**	**Type**
Betania	506	Divestiture
Chivor	641	Divestiture
Tasajero	18	Sale to Cooperatives and other non-profit institutions
Cartagena	16	Sale to

		Cooperatives and other non-profit institutions
Epsa	622	Divestiture
Emgesa	951	Capitalization
Codensa	1226	Capitalization
Electrocosta and Electrocaribe	1035	Capitalization
Isa	135	Capitalization

2. **Mining sector:** The National Government has divested itself of all its risk investments in the sector. The transfer of IFI's stake in Cerromatoso S.A. took place in 1997, and at the end of 2001 the State's participation in Cerrejón Zona Norte coal exploitation was transferred.

The Cerrejón Zona Norte process benefited the State by reducing fiscal pressure from requirements to maintain and expand the mine's production infrastructure, which was eventually expanded by the new investors increasing royalties for territorial entities and improving the country's balance of payments. (See table 2).

Table 2. Private capital in the mining sector

Company	Private capital invested US$ millions	Type
Cerromatoso	154	Divestiture
Cerrejón Zona Norte	433	Divestiture

3. **Hydrocarbon sector:** State's participation in the hydrocarbon sector correspond to ECOPETROL, a company that has focused on efficient management of its reserves and on the search for new prospects. (See table 3).

Table 3. Private capital in the hydrocarbon sector

Company	Private capital invested US$ millions	Type
TERPEL	62	Divestiture
OCENSA	285	Divestiture

PROMIGAS	95	Divestiture
Natural Gas	149	Divestiture

4. Financial sector: The policy adopted here has been to reduce the State's participation in the financial sector given the administrative and fiscal risks involved.[7] Accordingly, sale, liquidation or restructuring processes have been carried out. (See Table 4)

Table 4. Private capital in the financial sector

Company	**Private capital invested US$ millions**	**Type**
Banco de Colombia	326	Divestiture
Corpavi	81	Divestiture
Banco Popular	274	Divestiture

[7] According to this policy, the State will only keep Banco Agrario de Colombia S. A. as a first floor bank, and Fiduciaria Agraria S. A. and the development banks, BANCOLDEX, FINDETER and FINAGRO, as discount banks.

Funds obtained from private capital participation have been used to refund the State for the costs incurred in strengthening equity of institutions in critical condition avoiding a systemic crisis that would had meant high costs for the country's treasury and general economy.

Attachment 2

ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION OF APRIL 22, 2004

DECISION OF THE ADMINISTRATIVE TRIBUNAL OF ANTIOQUIA

The Administrative Tribunal of Antioquia in decision of April 14, 2004, in process 024719 for nullity and redress by Chivor S.A. E.S.P. against the State (Ministry of Mines and Energy), the Energy and Gas Regulatory Commission (CREG) and Interconexión Eléctrica S.A. E.S.P. (ISA), for application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge), decreed nullity of every procedural decision including admission of claim, rejected the claim with regard to CREG, declared lack of jurisdiction for being in charge of the claim against ISA, and mandated to send the file to the circuit civil courts of Medellín. The plaintiff, CHIVOR, appealed said decision to the Conseil d'Etat.

It is probable that all other nullity and redress claims against the same defendants in course at the Administrative Tribunal of Antioquia will be decided in the same way.

Medellín, April 22, 2004

Investing more in life. ISA, Energy and Telecommunications

Attachment 3

ISA

Press Release

405 PERCENT INCREASE IN ISA'S EARNINGS FOR THE END OF 2004 FIRST QUARTER

For the first quarter, ISA exhibits once again financially sound figures with net income at $13,607 million, equivalent to a 405 percent increase with respect to same period last year.

Operating earnings for the first quarter at $99,425 million represent a 20 percent increase over last year's. These figures correspond to EBITDA (earnings before interest, taxes, depreciation and amortization) margin of 71.94 percent, operating margin of 55.47 percent, and net margin of 7.59 percent.

Such good results are a consequence of an 18 percent rise in operating revenues caused by: increases in revenues from ancillary activities (new project administration services for affiliates Red de Energía del Perú (REP) and ISA Bolivia); FAER recognition in revenues through effect compensation in operating

costs and expenses; and recognition of costs and expenses associated to Wholesale Energy Market (MEM) services.

Operating costs and expenses totaled $79,810 million, 16 percent up on 2003, and are explained mainly by increased operating and administration expenses, of which the following deserve mention: FAER contribution imposed upon energy transporters by Tax Law of 2003, and higher costs of insurance premiums.

Non-operating income at ($48,320) million was 27 percent lower than that of same quarter last year. Non-operating revenues equaled $11,438 million or 64 percent less, while non-operating expenses show a 39 percent drop due to lower exchange difference related to foreign debt, which in turn fell by 87% as a result of hedging operations and revaluation of the peso versus the US dollar.

ISA's share in subordinates and affiliates earned $2,638 million net income resulting mainly from participation in earnings of Transelca and Red de Energía del Perú (REP).

All the above resulted in ISA's pretax income of $51,105 million.

The Company's $37.498 million income tax provision is equal to 73.37 percent of pretax income, a figure explained by the fact that about $18,000 million of the provision correspond to reconciliation entries between per-books and fiscal

income. Among them the following are the most representative: i) inflation adjustments (accrued inflation for the first three months of the year was 2.88 percent compared to projected yearly inflation of 6 percent), and ii) non-deductible expenses for income reconciliations of 2002. Once the income tax provision is deducted, net income totals $13,607 million.

INCOME OF THE PERIOD	MARCH 2004	MARCH 2003	VARIATION	
Millions of pesos				
			$	%
Operating revenues	173,134	150,603	22,532	15
Operating expenses	(77,016)	(68,021)	(8,995)	13
Gross operating income excluding ancillary activities	96,118	82,582	13,536	16
Operating revenues of ancillary activities	6,101	942	5,159	548
Cost of sales of ancillary activities	-2,794	-754	-2,040	271
Gross operating income of ancillary activities	3,307	188	3,119	1657
Operating income	99,425	82,770	16,655	20
Non-operating revenues	11,438	32,126	(20,688)	-64

Non-operating expenses	(59,758)	(98,610)	38,852	-39
Non-operating income	(48,320)	(66,484)	18,164	-27
Pretax income	51,105	16,286	34,819	214
Income tax provision	(37,498)	(13,589)	(23,909)	
Income of the period	13,607	2,697	10,911	405

Medellín, April 20, 2004

GABRIEL R. GALLÓN MEDINA

Corporate Image Direction

ggallon@isa.com.co

www.isa.com.co

Telephone (4) 315 73 07/09

Cell phone: (315) 510 16 43

The ISA Business Group carries out activities in the power and telecommunications fields. Born in Colombia, it is one of the largest international energy carriers in Latin America, and has presence in Bolivia, Colombia, Ecuador, and Peru.

We invest more in life – ISA, Energy and Telecommunications

5

Attachment 4

ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION

Many traders of energy in the Wholesale Energy Market are raising nullity and redress claims against the State (Ministry of Mines and Energy), the Energy and Gas Regulatory Commission (CREG), and Interconexión Eléctrica S. A. E. S. P. (ISA), the latter, in its capacity as Administrator of the Commercial Settlement System (ASIC), on the grounds that CREG Resolutions 034 and 038 of 2000, prevent them from recovering service provision costs and do not recognize a reasonable and according-to-the-market profit margin to generators due to constraints generation, and that CREG Resolutions 077 and 111 of 2001 have violated the Colombian upper legal order causing real, determined and evident damages to the plaintiff.

In our opinion, until a final legal pronouncement is entered that defines the issue under discussion, the State (Ministry of Mines and Energy), the Energy and Gas Regulatory Commission (CREG), and Interconexión Eléctrica S. A. E. S. P. (ISA),

this latter, in its capacity as Administrator of the Commercial Settlement System (ASIC), will continue to be subject to legal claims on the same grounds.

The total number of future claims can not be determined, as their raising depends entirely on the will of market agents, whenever they consider themselves affected by the invoices and resources issued under the above-mentioned CREG resolutions.

Services of process to ISA of administrative claims have been numerous and variable along time, according to specific procedural characteristics of each action.

According to ISA's legal and technical analysis, there are enough reasons to believe the Company will be exonerated of liability, for the following, among other reasons:

1. As stated, the processes do not discuss the existence of irregular actions by ISA in application of CREG resolutions; instead they deal with the contents and economic consequences of said resolutions. No mistake is imputed to ISA nor undue application of regulations issued by CREG. Since the mentioned resolutions were not issued by ISA, it is deemed that eventual negative procedural effects would not extend to or affect ISA.
2. ISA's duties as Administrator of the Commercial Settlement System are to apply CREG regulations, with which it has complied with fully. Additionally, ISA has no competence to abstain from applying said regulations.

3. ISA's invoices and resolutions deciding on appeals filed by agents are not the cause of the alleged damages to the companies. As mentioned, invoices and resolutions were issued under strict compliance with CREG resolutions.
4. Favorable decisions are expected considering the legal reasoning presented by ISA in answering the claims. Nevertheless, results would eventually imply compensations or settlements among market agents participating in such transactions that would not affect ISA's assets.

As of March 31, 2004, service of process for 123 claims has been served, as follows:

PLAINTIFF	Resolution(s)	Claims (millions of pesos)		Claims (millions of dollars)	
		No.	Amount	No.	Amount
BETANIA S.A. E.S.P.	077 and 111 of 2000	24	54,598.0	2	24.1
CHIVOR S.A. E.S.P.	077 and 111 of 2000	24	98,338.0	2	32.5
EMGESA S.A. E.S.P.	077 and 111 of 2000	22	175,654.4	2	80.6
PROELECTRICA & CIA. S.C.A. E.S.P.	034 of 2001	16	8,258.6	0	0.0

	034 and 038 of 2001	1	1,035.7	0	0.0
TERMOCANDELARIA S.C.A. E.S.P.	034 of 2001	8	18,027.8	0	0.0
	034 and 038 of 2001	3	3,469.4	0	0.0
TERMOTASAJERO S.A. E.S.P.	034 of 2001	3	22,816.2	0	0.0
	034 and 038 of 2001	16	106,032.9	0	0.0
TOTAL		**117**	**488,231.0**	**6**	**137.2**

As mentioned, service of process to ISA of administrative claims has been numerous and variable along time. Service of the process for the first claim took place in July of 2002, while the largest number of process serving took place in the months of February, March and April of 2003.

The following table shows process serving for the period July 2002 – March 2004:

MONTH/ YEAR	ENTITY	Claims (millions of pesos)	Claims (millions of dollars)

		No.	Amount	No.	Amount
JUL/2002	TERMOCANDELARIA	1	2,374.7		
AGO/2002	BETANIA	2	4,184.3		
	PROELÉCTRICA	2	1,072.6		
SEP/2002	BETANIA	1	2,080.9		
OCT /2002	BETANIA	1	2,247.1		
	CHIVOR	2	5,772.0		
	EMGESA	3	25,470.7		
	TERMOCANDELARIA	1	4,170.2		
ENE/2003	CHIVOR	3	9,124.0		
	TERMOCANDELARIA	1	250.4		
	BETANIA	3	6,475.2		
FEB/2003	BETANIA	5	10,463.8		
	CHIVOR	2	6,280.0		
	EMGESA	2	17,197.3		
	PROELECTRICA	5	2,985.2		
	TERMOCANDELARIA	4	7,631.2		
	TERMOTASAJERO	5	40,384.6		
MAR/2003	BETANIA	3	6,329.5	1	8.7
	CHIVOR	3	9,214.0	1	17.5
	EMGESA	3	24,558.4	1	36.1
	PROELECTRICA	4	3,243.2		
	TERMOCANDELARIA	1	4,129.5		
	TERMOTASAJERO	4	25,333.9		

ABR/2003	BETANIA	4	9,432.8	1	15.4
	CHIVOR	2	6,850.0		
	EMGESA	5	37,843.9	1	44.5
	PROELECTRICA	1	225.1		
	TERMOCANDELARIA	3	2,941.2		
	TERMOTASAJERO	3	18,535.2		
MAY/2003	CHIVOR	3	8,762.0		
	EMGESA	3	24,298.0		
	PROELECTRICA	1	132.8		
JUN/2003	BETANIA	1	2,650.6		
	CHIVOR	2	7,212.0		
	EMGESA	1	7,510.3		
	TERMOTASAJERO	1	3,960.7		
JUL/2003	BETANIA	1	2,772.7		
	CHIVOR	2	7,869.0	1	15.0
	EMGESA	1	8,536.5		
	PROELECTRICA	1	72.2		
	TERMOTASAJERO	2	15,122.2		
AGO/2003	BETANIA	1	2,597.8		
	TERMOTASAJERO	2	7,545.3		
SEP/2003	CHIVOR	1	2,837.0		
	EMGESA	2	15,296.3		
OCT /2003	CHIVOR	1	9,324.0		
	EMGESA	2	14,943.0		

	PROELECTRICA	1	117.5		
	TERMOTASAJERO	1	6,145.2		
NOV/2003	BETANIA	2	5,363.3		
	CHIVOR	1	4,163.0		
	PROELECTRICA	1	223.2		
	TERMOTASAJ ERO	1	11 ,822.0		
DIC/2003	CHIVOR	1	2,923.0		
	PROELECTRICA	1	1 ,222.5		
MAR/2004	CHIVOR	1	18,008.0		
TOTAL		**117**	**488,231.0**	**6**	**137.2**